                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


         THE FOLLOWING IS A CONFERENCE CALL SCRIPT USED BY TELECORP ON
                                AUGUST 2, 2000.

                      TeleCorp PCS Conference Call Outline

The following is an outline for the conference call scheduled for Wednesday, August 2nd at 8:30 a.m. Eastern Time. The dial in number for management is 212-346-0117.

The key messages we want investors to come away with are the following:

1)  Significant subscriber growth
2)  Substantial revenue growth with declining losses
3)  Continued progress in network build out
4)  Merger plans proceeding smoothly


A.  Introduction (Mary Ellen Adipietro)
    At the beginning of the call, Mary Ellen will greet the participants and make a short introduction. The introduction will include:

 .   Names and positions of TeleCorp management present on call:
    -   Jerry Vento, Chairman and Chief Executive Officer
    -   Tom Sullivan, Executive Vice President and Chief Financial Officer
    -   Julie Dobson, Chief Operating Officer
 .   Purpose of the call (review results)
 .   Safe harbor statement:
    - Except for historical information, the matters discussed on this conference call that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented.


B.  Overview  (Jerry Vento)

Thanks, Mary Ellen.  Good morning everyone and thanks for joining us.

 .   We had a very strong quarter in the areas of subscriber growth, revenue growth, new market launches, service offerings, network buildout, and we strengthened the company by closing a $450M private debt offering and a $350M senior subordinated discount note deal with Lucent.

 .   The highlights are as follows:

SUBSCRIBERS:
------------

 .   We signed up 91,545 subs for the quarter, representing a 40% increase in subs

 .   As of June 30, we had approximately 320,000 subs

 .   Regarding Tritel - Total subscribers at the end of the second quarter were
    104,400, with net activations during the quarter of 40,600

 .   As of June 30, on a combined basis we had approximately 425,000 subs

REVENUE:
--------

 .   Our average revenue per subscriber (including outcollect roaming revenue)
    was approximately $80 per month; average revenue per subscriber (not including outcollect roaming revenue) was approximately $62 per month.

 .   We produced $72M in total revenue for the quarter, a 30% increase over the first quarter

 .   We carried over 69M roaming minutes for the quarter and generated over
    $14.7M in revenue. Roaming represented 20% of the total revenue.

 .   We carried over 289M minutes for the quarter and 500M minutes as of June 30, with less than a 1% drop call rate


NETWORK BUILDOUT:
-----------------

 .   We launched service in four new markets during the quarter:

    -   Columbia/Jefferson City, Missouri

    -   Oxford, Mississippi

    -   Beaumont, Texas

    -   Fort Smith, Arkansas

for a total of 32 markets at the end of the quarter. Today that number stands at 35.

 .   We also added a seventh switch to our network in the Arkansas region. This was completed eight months ahead of our own schedule to meet the rising demand for SunCom wireless service and to support our expansion.

 .   At the end of the quarter our network covered 79% of our licensed area with
    984 integrated cell sites and 7 switches.


DATA:
-----

We have made strong advances in rolling out our wireless data products:

 .   In June we selected Sema group's short message service platform which will enable us to deliver a host of two way data services to our customers, including SMS to handset, e-mail to distribution lists, group messaging, personal web on demand and other applications

 .   We expect to launch these services in time for the busy holiday season

 .   TeleCorp is also nicely positioned with more spectrum in our major markets than our competitors

TRITEL MERGER:
--------------

 .  Continue to make progress, finalize transaction in 4th quarter

 .  Transition teams are also making progress:

   -  Single network operating center in Memphis

   -  TeleCorp's pre-pay platform will be used throughout Tritel markets

   -  TeleCorp's voicemail platform will be used throughout Tritel markets


Upon merger approval:

 .  We will have an efficient operating structure; and

 .  Consistent high quality service



I'm now going to turn the call over to Tom Sullivan to give you some more details on our financial performance and then Julie will give you an overview of TeleCorp's operations and the status of our network build-out.

C.  Financials (Tom Sullivan)

Thank you Jerry, and good morning. As Jerry mentioned, we enjoyed another banner quarter with:

REVENUE:
--------

 . Revenue of $72 million for the quarter, which represents a 30% increase over the first quarter of 2000. Revenue includes the following:

   -  Quarterly service revenue of $51.1 million, 38% over 1st Q

   -  Roaming revenue of $14.7 million, 28% over 1st Q, and

   -  Equipment revenue of $6.2 million.

METRICS:
--------

 . As of June 30, 2000 we had 319,882 subscribers, an increase of 40% over the first quarter.

 . Average revenue per subscriber (including outcollect roaming revenue) was approximately $80 per month; average revenue per subscriber (not including outcollect roaming revenue) was approximately $62 per month.

 .  Cost per gross add was $347

 .  Average usage per subscriber totaled approximately 330 minutes per month

 . Total system minutes of use (MOUs) grew to 289 million during the second quarter, compared to 218 million in the first quarter, a 33% increase over a very strong first quarter. Roaming MOUs totaled 69 million in the second quarter, a 21% increase over a very strong first quarter.

 . Average monthly churn rate for the three months ended June 30, 2000 increased slightly to 2.8%

EBITDA:
-------

 .  EBITDA loss for the quarter was $29.4 million on over 91,500 net additions.
   EBITDA before sales and marketing for the second quarter was a positive $10.3 million compared to a positive $3.1 million in the first quarter.

Net Loss:
---------

 . The second quarter net loss attributable to common shareholders was $102.0 million, or $1.01 loss per share, compared to $82.2 million, or $0.83 loss per share in the first quarter of 2000.

Total Debt:
-----------

 . At the end of the second quarter, TeleCorp had total debt outstanding of $729.5 million.


CAPEX:
------

 .  Capital expenditures for the three months were $93 million

 . We expect to spend approximately $300 to $325 million this year in CAPEX with the swap markets

Cash:
-----

 .   At the end of the second quarter, TeleCorp had cash and cash equivalent balances totaling $28.2 million and available bank and vendor credit facilities of $345 million. In July, we received $37.7 million of $97.2 million in scheduled contributions of cash commitments (preferred stock subscriptions receivable).

 .   In addition to our cash and available bank and vendor credit facilities, we had at the end of the quarter, we recently closed a $450 million private debt offering comprised of 10 5/8% Senior Subordinated Notes due 2010. The net proceeds of $437.6 million from this offering will be used to, among other things, fund capital expenditures, and the acquisition of PCS licenses associated with the swap transactions with AT&T.

 .   We previously announced that we awarded Lucent Technologies a contract for the supply and installation of wireless equipment for our expansion markets. In connection with that commitment, Lucent has agreed to provide the new Holding Company with up to $350 million of gross proceeds of senior subordinated discount notes. As part of its aggregate commitment, Lucent agreed to make available to an affiliate of TeleCorp up to $175 million of financing which is non-recourse to TeleCorp. The proceeds of the financing will be used to commence development of the network in the expansion areas to be obtained from AT&T Wireless prior to the completion of the merger.



I would now like to turn it over to Julie to discuss operations.

D.  Operations (Julie Dobson)

Thanks Tom. As both Tom and Jerry have mentioned, we made significant progress in the second quarter in the markets we serve.

Network Build:
--------------

 . Beginning with our network build out, we are progressing well. We continue to expand our network into new areas, while also adding capacity to our network to meet higher than expected subscriber growth and usage.

 . As Jerry mentioned, we launched four new markets in the 2nd quarter, Columbia/Jefferson City, Missouri; Beaumont, Texas; Oxford, Mississippi; Fort Smith, Arkansas, and since June 30, we have launched three additional markets: Alexandria, LA; Dyersburg, TN; and Blytheville, AR, bringing our total to thirty-five markets. We recently expanded the Columbia/Jefferson City market with the extension of service to Lake of the Ozarks, a popular tourist destination. We also filled in our Tennessee footprint, adding West Memphis to our coverage areas, Batesville to our Mississippi coverage, Searcy and Paragould to our Arkansas footprint and filled in areas around Baton Rouge. This is another big week for us as we turn on Pine Bluff, Arkansas, and we will start serving roaming customers in our Evansville, Indiana market. By the end of the year, we expect to offer service in over 46 markets.

 .  At the end of July, we've leased over 540 new sites this year and constructed
   380. We currently have 1037 sites on air, 1124 construction complete, and another 251 under construction. We continue to forecast ending the year with 1350 sites on air. Jerry also mentioned the fact that we have deployed two new switching centers: Little Rock and a second facility in New Orleans. We are currently constructing our eighth switching center in Evansville, Indiana.

 . In Iowa and Wisconsin, we have started our RF designs, secured office space and hired personnel, and we look forward to matching our aggressive records for launching markets. I am pleased to announce that we hired Glenna Nathans to run our Milwaukee property - she joins us with tremendous market experience as the former general manager of US Cellular for that market. Her experience and contacts will serve us well. Our Iowa market will be headed by our General Manager currently running the New England market, Mitch Johnson, as we held him back from transitioning to AT&T.

 .  In terms of network quality, we are proud of our sterling record. As of July
   31, 2000 we have carried over 600 million minutes - with a dropped call rate of less than 1%.

Distribution:
-------------

 . As you've heard, subscriber acquisition was strong again this quarter with over 91,500 net adds. Out distribution grew this quarter as we opened 14 new stores, 112 indirect doors and 717 prepaid card doors, bringing the total number of outlets for SunCom phone service to over 2000. I have 73 stores open today, 20 stores under construction and expect to end the year with close to 100 stores in the old TeleCorp footprint. We have 112 business representatives selling service, an 18-person telesales operation, and an on-line store, and our direct channels brought in about 50% of sales this quarter.

Customer Care:
--------------

 . We currently have 499 representatives in three call centers serving our expanding customer base. This past month, our reps were answering over 84% of our calls in less than 13 seconds, with year to date results of 82% of all calls answered in less than 20 seconds.

 . We are also currently concluding our extensive search for a location for our next call center. We have filled our Memphis call center, and actually are expanding it further to house some headquarters functions. Our next call center will be required in the first quarter of 2001, and we expect to announce our decision sometime this quarter.


Marketing:
----------

 . Our acquisition costs are $347, maintained by over achievement and productivity improvements.

Competition:
------------

 . The quarter's competitive activity has been highlighted by a tremendous amount of branding activity, reflecting recent mergers. Both Verizon and SBC are spending dollars focused on the national rate plans, with the entrance to no roaming, no long distance down to $25 dollars, even in Puerto Rico. Powertel has been particularly aggressive in our Tennessee markets in the prepay arena, now offering a phone and a 120 minutes for $39. Movistar continues its emphasis on free incoming for life in its Puerto Rico post pay marketing. And in New Orleans, we are excited to welcome Alltel to the competition, which will keep Radiofone stagnant for another 6 months while SBC gets out of Radiofone and Alltel gets in. I remind everyone this is still an analog network with no sign of digital deployment.

Human Resources:
----------------

 . We've grown to over 1300 employees this month and expect to end the year around 1600.

Merger Transition Teams:
-------------------------

I have been overseeing the TeleCorp/Tritel transition team. This group consists of representatives from each company from the different disciplines of the business. I am pleased to report that we are making great progress, and have already identified some operating efficiency. In addition to the pre-pay and voicemail integration, we are coordinating our network planning for both switch handoffs and ATM deployment. Our two-way messaging Sema platform will be deployed across the entire footprint, thus enabling us to have a single data strategy. We are focused on the look and feel of the customer experience in doing business with us, and are leveraging the combined footprint in selling to the prospective market.

With that, I'll turn it back to Jerry.

E.  Conclusion (Jerry Vento)

Thanks, Julie. I think you can see from our results we've been aggressively moving on all fronts. We are maximizing our opportunities in all of our existing markets and simultaneously growing our business into new markets. At the same time, we are moving full speed ahead with our merger with Tritel. Our execution in all of these areas properly positions TeleCorp as a leader in the industry and we're going to continue to look at ways to expand our operations while staying committed to delivering quality service in all of our markets.

And with that I'd like to turn it over to questions.....

F.  Q & A

  Following Jerry's comments the operator will open the call up to questions from the participants.

  .  Questions will be limited to _____ minutes

G.  Conclusion

  When there are no more questions the operator will turn the call back over to management for closing comments.


A registration statement containing a joint proxy statement/prospectus was filed by TeleCorp-Tritel Holding Company with the Securities and Exchange Commission on June 20, 2000 (file no. 333-36954) (as amended or supplemented, the "joint proxy statement/prospectus"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the SEC by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., Investor Relations, 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., Investor Relations, 111 E. Capitol Street, Suite 500, Jackson, MS 39201, telephone: (601) 914-8000.

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP STOCKHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE SEC BY TELECORP ON MARCH 10, 2000.

Safe Harbor
-----------

Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in the registration statement containing a joint proxy statement/prospectus filed with the SEC by TeleCorp-Tritel Holding Company on Form S-4, as amended or supplemented (file no. 333-36954), TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-89393) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this conference call.